Exhibit 99.1

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TORO CORP.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
December 31, 2023 and September 30, 2024
(Expressed in U.S. Dollars – except for share data)

		December 31,	September 30,
ASSETS	Note	2023	2024
CURRENT ASSETS:
Cash and cash equivalents		$151,758,218	$192,116,731
Due from related parties, current	4	1,018,883	773,088
Accounts receivable trade, net		1,403,641	536,550
Inventories		172,716	207,332
Prepaid expenses and other assets		1,112,362	370,688
Investment in equity securities, current	7	—	282,767
Current assets of discontinued operations	3	9,669,748	952,316
Total current assets		165,135,568	195,239,472

NON-CURRENT ASSETS:
Vessels, net	4,6	77,025,694	73,847,099
Due from related parties	4	1,590,501	1,590,501
Prepaid expenses and other assets, non-current		357,769	357,769
Deferred charges, net	5	178,700	1,303,517
Investment in equity securities	7	—	2,537,179
Investment in related party	4	50,541,667	50,569,444
Non-current assets of discontinued operations	3	13,274,231	—
Total non-current assets		142,968,562	130,205,509
Total assets		$308,104,130	$325,444,981

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Due to related parties	4	315,000	330,555
Accounts payable		1,748,857	1,366,381
Deferred revenue		310,000	984,000
Accrued liabilities		459,583	834,311
Current liabilities of discontinued operations	3	5,025,584	1,786,819
Total current liabilities		7,859,024	5,302,066

NON-CURRENT LIABILITIES:
Non-current liabilities of discontinued operations	3	3,902,497	—
Total non-current liabilities		3,902,497	—

Commitments and contingencies	11

MEZZANINE EQUITY:
1.00% Series A fixed rate cumulative perpetual convertible preferred shares:140,000 shares issued and outstanding as of December 31, 2023, and September 30, 2024, respectively, aggregate liquidation preference of $140,000,000 as of December 31, 2023, and September 30, 2024, respectively	9	119,601,410	121,884,850
Total mezzanine equity		119,601,410	121,884,850

SHAREHOLDERS’ EQUITY:
Common shares, $0.001 par value: 3,900,000,000 shares authorized; 19,021,758 and 19,093,853 shares issued; 18,978,409 (net of treasury shares) and 19,093,853 shares outstanding as of December 31, 2023, and September 30, 2024, respectively	8,12	19,022	19,094
Preferred shares, $0.001 par value: 100,000,000 shares authorized; Series B preferred shares: 40,000 shares issued and outstanding as of December 31, 2023, and September 30, 2024, respectively	8	40	40
Additional paid-in capital		57,244,290	57,656,763
Treasury shares: 43,349 and 0 shares as of December 31, 2023, and September 30, 2024, respectively	8	(223,840)	—
Retained Earnings		119,701,687	140,582,168
Total shareholders’ equity		176,741,199	198,258,065
Total liabilities, mezzanine equity and shareholders’ equity		$308,104,130	$325,444,981

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TORO CORP.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the nine months ended September 30, 2023 and 2024
(Expressed in U.S. Dollars – except for share data)

		Nine months ended September 30,	Nine months ended September 30,
	Note	2023	2024
REVENUES:
Time charter revenues	14	$605,850	$10,394,268
Voyage charter revenues	14	2,541,506	1,310,312
Pool revenues	14	11,860,168	5,460,901
Total vessel revenues		15,007,524	17,165,481

EXPENSES:
Voyage expenses (including $188,496 and $256,708 to related party for the nine months ended September 30, 2023 and 2024, respectively)	4,15	(1,869,622)	(1,299,007)
Vessel operating expenses	15	(6,243,724)	(6,839,757)
Management fees to related parties	4	(1,183,878)	(1,438,150)
Provision for doubtful accounts		—	(25,369)
Depreciation and amortization	5,6	(2,195,236)	(3,591,785)
General and administrative expenses (including $1,902,277 and $2,423,285 to related party for the nine months ended September 30, 2023 and 2024, respectively)	4,12	(3,070,945)	(7,795,087)
Total expenses		$(14,563,405)	$(20,989,155)

Operating income/(loss)		$444,119	$(3,823,674)

OTHER (EXPENSES)/INCOME:
Interest and finance costs		(23,349)	(207,501)
Interest income		1,132,423	6,636,947
Dividend income from related party	4,16	381,944	1,902,778
Foreign exchange (losses)/gains		(12,531)	12,661
Dividend income on equity securities	7	—	4,136
Loss on equity securities	7	—	(11,271)
Total other income, net		$1,478,487	$8,337,750

Net income and comprehensive income from continuing operations, before taxes		$1,922,606	$4,514,076
Income taxes		(38,676)	—
Net income and comprehensive income from continuing operations, net of taxes		$1,883,930	$4,514,076
Net income and comprehensive income from discontinued operations, net of taxes	3	$110,526,415	$19,715,401
Net income and comprehensive income		$112,410,345	$24,229,477
Dividend on Series A Preferred Shares	4,13	(808,889)	(1,065,556)
Deemed dividend on Series A Preferred Shares	9,13	(1,676,671)	(2,283,440)
Net income attributable to common shareholders		$109,924,785	$20,880,481
Loss per common share, basic and diluted, continuing operations	13	(0.04)	(0.03)
Earnings per common share, basic and diluted, discontinued operations	13	6.82	1.14
Earnings per common share, basic and diluted, total	13	6.78	1.11
Weighted average number of common shares, basic and diluted	13	16,203,797	17,314,461

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TORO CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND MEZZANINE EQUITY
For the nine months ended September 30, 2023 and 2024
(Expressed in U.S. Dollars – except for share data)

						Treasury stock						Mezzanine equity
	# of Series B Preferred Shares	Par Value of Preferred Series B shares	# of Common shares	Par Value of Common Shares	Additional Paid-in capital	# of shares	Amount	Due from Stockholder	Former Parent Company Investment	(Accumulated deficit)/Retained Earnings	Total Shareholders’ Equity	# of Series A Preferred Shares	Mezzanine Equity
Balance, December 31, 2022	—	—	1,000	1	—	—	—	(1)	140,496,912	(32)	140,496,880	—	—
Net income and comprehensive income	—	—	—	—	—	—	—	—	17,339,332	95,071,013	112,410,345	—	—
Net increase in Former Parent Company investment	—	—	—	—	—	—	—	—	211,982	—	211,982	—	—
Cancellation of common shares due to spin-off	—	—	(1,000)	(1)	—	—	—	1	—	—	—	—	—
Capitalization at spin off, including Issuance of capital and preferred stock, net of costs (Note 9)	40,000	40	9,461,009	9,461	38,156,985	—	—	—	(158,048,226)	—	(119,881,740)	140,000	117,172,135
Issuance of common shares pursuant to private placement	—	—	8,500,000	8,500	18,638,736	—	—	—	—	—	18,647,236	—	—
Issuance of restricted stock and compensation cost	—	—	1,240,000	1,240	38,950	—	—	—	—	—	40,190	—	—
Dividend on Series A preferred shares (Note 8)	—	—	—	—	—	—	—	—	—	(808,889)	(808,889)	—	—
Deemed dividend on Series A preferred shares (Note 9)	—	—	—	—	—	—	—	—	—	(1,676,671)	(1,676,671)	—	1,676,671
Balance, September 30, 2023	40,000	40	19,201,009	19,201	56,834,671	—	—	—	—	92,585,421	149,439,333	140,000	118,848,806

Balance, December 31, 2023	40,000	40	19,021,758	19,022	57,244,290	(43,349)	(223,840)	—	—	119,701,687	176,741,199	140,000	119,601,410
Net income and comprehensive income	—	—	—	—	—	—	—	—	—	24,229,477	24,229,477	—	—
Issuance of restricted stock and compensation cost (Note 12)	—	—	760,000	760	4,363,633	—	—	—	—	—	4,364,393	—	—
Repurchase of common shares (Note 8)	—	—	(687,905)	(688)	(3,951,160)	43,349	223,840	—	—	—	(3,728,008)	—	—
Dividend on Series A preferred shares (Note 9)	—	—	—	—	—	—	—	—	—	(1,065,556)	(1,065,556)	—	—
Deemed dividend on Series A preferred shares (Note 9)	—	—	—	—	—	—	—	—	—	(2,283,440)	(2,283,440)	—	2,283,440
Balance, September 30,2024	40,000	40	19,093,853	19,094	57,656,763	—	—	—	—	140,582,168	198,258,065	140,000	121,884,850

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TORO CORP.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine months ended September 30, 2023 and 2024
(Expressed in U.S. Dollars)

	Note	Nine months ended September 30, 2023	Nine months ended September 30, 2024
Cash Flows (used in)/provided by Operating Activities of Continuing Operations:
Net income		$112,410,345	$24,229,477
Less: Net income from discontinued operations, net of taxes		(110,526,415)	(19,715,401)
Net income from continuing operations, net of taxes		$1,883,930	$4,514,076
Adjustments to reconcile net income from Continuing operations to net cash (used in)/provided by Operating activities:
Depreciation and amortization	5,6	2,195,236	3,591,785
Provision for doubtful accounts		—	25,369
Stock based compensation cost	4,12	40,190	4,364,393
Unrealized loss on equity securities	7	—	1,440
Realized loss on sale of equity securities	7	—	2,369
Changes in operating assets and liabilities:
Accounts receivable trade, net		(608,478)	841,401
Inventories		(467,033)	(34,616)
Due from/to related parties		503,729	137,587
Prepaid expenses and other assets		(446,944)	741,674
Other deferred charges		(4,657)	—
Accounts payable		2,259,836	(555,563)
Accrued liabilities		731,554	306,364
Deferred revenue		310,000	674,000
Dry-dock costs paid		(1,088,387)	(1,101,199)
Net Cash provided by Operating Activities from Continuing Operations		5,308,976	13,509,080

Cash flow (used in)/provided by Investing Activities of Continuing Operations:
Vessel acquisitions and other vessel improvements	6	(72,149,308)	(114,607)
Investment in related party		(50,000,000)	—
Purchase of equity securities	7	—	(3,073,093)
Proceeds from sale of equity securities	7	—	249,338
Net cash used in Investing Activities from Continuing Operations		(122,149,308)	(2,938,362)

Cash flows (used in)/provided by Financing Activities of Continuing Operations:
Net increase in Former Parent Company Investment		211,982	—
Issuance of Series B Preferred shares	8	40	—
Issuance of common shares pursuant to private placement		18,647,236	—
Payment of Dividend on Series A Preferred Shares	9	(501,667)	(1,050,000)
Payment for repurchase of common shares	8	—	(3,728,008)
Payments related to Spin-Off	4	(2,694,646)	—
Net cash provided by/(used in) Financing Activities from continuing operations		15,662,945	(4,778,008)

Cash flows of discontinued operations:
Net Cash provided by Operating Activities from discontinued operations		44,443,955	3,530,126
Net cash provided by Investing Activities from discontinued operations		125,389,588	32,488,070
Net cash used in Financing Activities from discontinued operations		(7,656,400)	(5,257,200)
Net cash provided by discontinued operations		162,177,143	30,760,996

Net increase in cash, cash equivalents, and restricted cash		60,999,756	36,553,706
Cash, cash equivalents and restricted cash at the beginning of the period		42,479,594	155,585,401
Cash, cash equivalents and restricted cash at the end of the period		$103,479,350	$192,139,107

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		$103,129,350	$192,139,107
Restricted cash, non-current		350,000	—
Cash, cash equivalents, and restricted cash		103,479,350	192,139,107

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information:

Toro Corp. (“Toro”) was formed on July 29, 2022 as a wholly owned subsidiary of Castor Maritime Inc. (“Castor”, or the “Former Parent Company”) under the laws of the Republic of the Marshall Islands under the name Tankco Shipping Inc. and changed its name to Toro Corp. on September 29, 2022. On March 7, 2023 (the “Distribution Date”), Castor completed the Spin-Off (as defined herein) of Toro based on the terms approved by the independent disinterested directors of Castor following the recommendation of its special committee of independent disinterested directors. In the Spin-Off, Castor separated its tanker fleet from its dry bulk and container fleet by, among other actions, contributing to Toro its interest in the subsidiaries comprising its tanker fleet, each owning one tanker vessel and Elektra Shipping Co. (the “Toro Subsidiaries”) in exchange for (i) 9,461,009 common shares of Toro, (ii) the issuance to Castor of 140,000 1.00% Series A fixed rate cumulative perpetual convertible preferred shares of Toro (the “Series A Preferred Shares”) having a stated amount of $1,000 per share and a par value of $0.001 per share and (iii) the issuance at par to Pelagos Holdings Corp, a company controlled by the Toro’s Chairman and Chief Executive Officer, of 40,000 Series B preferred shares of Toro, par value $0.001 per share (the “Series B Preferred Shares”). Toro’s common shares were distributed on March 7, 2023 pro rata to the shareholders of record of Castor as of February 22, 2023 at a ratio of one Toro common share for every ten Castor common shares. The foregoing transactions are referred to collectively herein as the “Spin-Off”. Toro began trading on the Nasdaq Capital Market (the “Nasdaq”), under the symbol “TORO”.

In addition, Toro entered into various agreements effecting the separation of its business from Castor including a Contribution and Spin-Off Distribution Agreement entered into by Toro and Castor on February 24, 2023 (the “Contribution and Spin-Off Distribution Agreement”), pursuant to which, among other things, (i) Castor agreed to indemnify Toro and the Toro Subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessels or subsidiaries that Castor retained after the Distribution Date and Toro agreed to indemnify Castor for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to it or the Toro Subsidiaries, and (ii) Toro agreed to replace Castor as guarantor under the $18.0 senior secured credit facility with Alpha Bank S.A. (the “$18.0 Million Term Loan Facility”) upon completion of the Spin-Off. The Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between Castor and Toro and provides Castor with certain registration rights relating to Toro’s common shares, if any, issued upon conversion of the Series A Preferred Shares issued to Castor in connection with the Spin-Off. Following the successful completion of the Spin Off on March 7, 2023, Toro reimbursed Castor for expenses related to the Spin-Off that were incurred by Castor, except for any of these expenses that were incurred or paid by any of Toro’s subsidiaries, after March 7, 2023.

The Spin-off has been accounted for as a transfer of business among entities under common control. Accordingly, these accompanying unaudited interim condensed consolidated financial statements of the Company have been presented as if the Toro Subsidiaries were consolidated subsidiaries of the Company for all periods presented and using the historical carrying costs of the assets and the liabilities of the subsidiaries listed below, from their dates of incorporation. As a result, the accompanying unaudited interim condensed consolidated financial statements include the accounts of Toro and its wholly owned subsidiaries (collectively, the “Company”).

The Company is currently engaged in the worldwide transportation of refined petroleum products and liquefied petroleum gas through its vessel-owning subsidiaries.

As a result of the sale of the M/T Wonder Sirius on January 8, 2024, the Company no longer has any Aframax/LR2 vessels. The results of operations and cash flows of the Aframax/LR2 tanker segment, as well as its assets and liabilities, are reported as discontinued operations for all periods presented (Note 3).

Castor Ships S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Castor Ships”), a related party controlled by Toro’s Chairman and Chief Executive Officer, Petros Panagiotidis, provides ship management and chartering services to the vessels owned by the Company’s vessel-owning subsidiaries with effect from July 1, 2022. Such services are provided through subcontracting agreements with unrelated third-party managers, entered into with the Company’s consent, for all of the Company’s vessels. During the period ended December 31, 2021 and until June 30, 2022, Castor Ships provided only commercial ship management and chartering services to such subsidiaries. As a part of the Spin-Off, the Company entered into a master management agreement with Castor Ships with respect to its vessels in substantially the same form as Castor’s Master Management Agreement previously in place for its vessels. The vessel management agreements with Castor Ships previously entered into for each of the vessels by the applicable vessel-owning subsidiary remain in effect for each such vessel. Upon the acquisition of the LPG carrier vessels in the second and third quarters of 2023, the relevant vessel owning subsidiaries entered into management agreements with Castor Ships on substantially the same terms as the existing vessel-owning subsidiaries.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information: (continued)

The wholly owned subsidiaries which are included in the Company’s unaudited interim condensed consolidated financial statements for the periods presented are listed below.

(a) Consolidated vessel owning subsidiaries:

	Company	Country of incorporation	Date of incorporation	Vessel Name	DWT	Year Built	Delivery date to Vessel owning company
1	Vision Shipping Co. (“Vision”)	Marshall Islands	04/27/2021	M/T Wonder Mimosa	36,718	2006	May 31, 2021
2	Zatanna Shipping Co. (“Zatanna”)	Marshall Islands	05/02/2023	LPG Dream Terrax	4,743	2020	May 26, 2023
3	Starfire Shipping Co. (“Starfire”)	Marshall Islands	05/02/2023	LPG Dream Arrax	4,753	2015	June 14, 2023
4	Cyborg Shipping Co. (“Cyborg”)	Marshall Islands	05/02/2023	LPG Dream Syrax	5,158	2015	July 18, 2023
5	Nightwing Shipping Co. (“Nightwing”)	Marshall Islands	05/02/2023	LPG Dream Vermax	5,155	2015	August 4, 2023

(b) Consolidated non-vessel owning subsidiaries:
1	Toro RBX Corp. (“Toro RBX”) (1)
2	Xavier Shipping Co. (“Xavier”) (2)
3	Robin Energy Ltd. (“Robin”) (3)

(c) Entities comprising the discontinued operations:
1	Elektra Shipping Co. (“Elektra”) (4)
2	Rocket Shipping Co. (“Rocket”) (5)
3	Drax Shipping Co. (“Drax”) (6)
4	Colossus Shipping Co. (“Colossus”) (7)
5	Hawkeye Shipping Co. (“Hawkeye”) (8)
6	Starlord Shipping Co. (“Starlord”) (9)
7	Gamora Shipping Co. (“Gamora”) (10)

(1)	Incorporated under the laws of the Marshall Islands on October 3, 2022, this entity serves as the cash manager of the Company’s subsidiaries with effect from March 7, 2023.
(2)
Incorporated under the laws of the Marshall Islands on April 27, 2021, no longer owns any vessel following the sale of the M/T Wonder Formosa on September 1, 2023, for a gross sale price of $18.0 million and delivery of such vessel to an unaffiliated third-party on November 16, 2023.

(3)	Incorporated under the laws of the Marshall Islands on September 24, 2024.
(4)
Incorporated under the laws of the Marshall Islands on April 27, 2021, no longer owns any vessel following the sale of the M/T Wonder Arcturus on May 9, 2022, for a gross sale price of $13.15 million and delivery of such vessel to an unaffiliated third-party on July 15, 2022.

(5)
Incorporated under the laws of the Marshall Islands on January 13, 2021, no longer owns any vessel following the sale of the M/T Wonder Polaris on May 18, 2023, for a gross sale price of $34.5 million and delivery of such vessel to an unaffiliated third-party on June 26, 2023.

(6)
Incorporated under the laws of the Marshall Islands on November 22, 2021, no longer owns any vessel following the sale of the M/T Wonder Bellatrix on May 12, 2023, for a gross sale price of $37.0 million and delivery of such vessel to an unaffiliated third-party on June 22, 2023.

(7)
Incorporated under the laws of the Marshall Islands on April 27, 2021, no longer owns any vessel following the sale of the M/T Wonder Musica on June 15, 2023, for a gross sale price of $28.0 million and delivery of such vessel to an unaffiliated third-party on July 6, 2023.

(8)
Incorporated under the laws of the Marshall Islands on April 27, 2021, no longer owns any vessel following the sale of the M/T Wonder Avior on April 28, 2023, for a gross sale price of $30.1 million and delivery of such vessel to an unaffiliated third-party on July 17, 2023.

(9)
Incorporated under the laws of the Marshall Islands on April 15, 2021, no longer owns any vessel following the sale of the M/T Wonder Vega on September 5, 2023, for a gross sale price of $31.5 million and delivery of such vessel to an unaffiliated third-party on December 21, 2023.

(10)
Incorporated under the laws of the Marshall Islands on January 13, 2021, no longer owns any vessel following the sale of the M/T Wonder Sirius on January 8, 2024, for a gross sale price of $33.8 million and delivery of such vessel to an unaffiliated third-party on January 24, 2024.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information: (continued)

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 12, 2024 (the “2023 Annual Report”).

The accompanying interim condensed consolidated financial statements are unaudited and include all adjustments (consisting of normal recurring adjustments) that management considers necessary for a fair presentation of its condensed consolidated financial position and results of operations for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of the results that may be expected for the entire year.

2.	Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in the consolidated financial statements for the year ended December 31, 2023, included in the Company’s 2023 Annual Report. Apart from the below, there have been no material changes to the Company’s significant accounting policies in the nine-month period ended September 30, 2024.

New significant accounting policies adopted during the nine months ended September 30, 2024

Investment in equity securities

The Company measures equity securities with readily determinable fair values (including other ownership interests, such as partnerships, unincorporated joint ventures, and limited liability companies, but excluding equity investments that are accounted for under the equity method of accounting or result in consolidation of an investee) at fair value with changes in the fair value recognized through net income, in accordance with ASC 321 “Investments– Equity Securities” and the provisions enumerated under ASC 825 “Financial Instruments”. Any dividends subsequently distributed by the investee to the Company are recognized as income when received. Equity investments with readily determinable fair values are investments in publicly traded companies for which we do not exercise significant influence.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements: (continued)

The Company has elected to measure equity securities without a readily determinable fair value, that do not qualify for the practical expedient in ASC 820 Fair Value Measurement to estimate fair value using the NAV per share (or its equivalent), at its cost minus impairment, if any. At each reporting period, the Company also evaluates indicators such as the investee’s performance and its ability to continue as a going concern and market conditions, to determine whether an investment is impaired, in which case the Company will estimate the fair value of the investment to determine the amount of the impairment loss. Equity investments without readily determinable fair values are non-marketable equity securities, which are investments in privately held companies for which we do not exercise significant influence.

Discontinued Operations

The Company classifies as discontinued operations a component of an entity or group of components that has been disposed of by sale, disposed of other than by sale or is classified as held for sale and will have a major effect on the company’s operations and financial results (Note 3).

Recent Accounting Pronouncements:

There are no recent accounting pronouncements the adoption of which is expected to have a material effect on the Company’s unaudited interim condensed consolidated financial statements in the current period.

3.	Discontinued operations:

Following the sale of the M/T Wonder Sirius (Note 1), the Company no longer has any Aframax/LR2 vessels. The Company has determined that the disposal of all of its Aframax/LR2 vessels constituted a disposal of an entity’s segment that will have a major effect on the Company’s operations and financial results. In this respect, the results of operations and cash flows of the Aframax/LR2 segment, as well as its assets and liabilities, are reported as discontinued operations for all periods presented in the accompanying consolidated financial statements. The comparative figures in these consolidated financial statements have been adjusted on the basis of presenting separately the discontinued operations’ figures.

The components of assets and liabilities of discontinued operations in the unaudited condensed consolidated balance sheet at December 31, 2023 and September 30, 2024 consisted of the following:

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Discontinued operations: (continued)

	December 31,	September 30,
	2023	2024
CURRENT ASSETS:
Cash and cash equivalents	$3,477,183	$22,376
Due from related parties, current	2,904,432	771,497
Accounts receivable trade, net	2,728,641	—
Inventories	87,839	—
Prepaid expenses and other assets	471,653	158,443
Total current assets of discontinued operations	9,669,748	952,316

NON-CURRENT ASSETS:
Vessels, net	11,682,357	—
Restricted cash	350,000	—
Deferred charges, net	1,241,874	—
Total non-current assets of discontinued operations	13,274,231	—

CURRENT LIABILITIES:
Current portion of long-term debt, net	1,311,289	—
Accounts payable	1,438,871	201,260
Accrued liabilities	2,275,424	1,585,559
Total current liabilities of discontinued operations	5,025,584	1,786,819

NON-CURRENT LIABILITIES:
Long-term debt, net	3,902,497	—
Total non-current liabilities of discontinued operations	3,902,497	—

The components of the income from discontinued operations for the nine months ended September 30, 2023 and 2024 in the unaudited interim condensed consolidated statements of comprehensive income consisted of the following:

	Nine months Ended September 30,	Nine months Ended September 30,
	2023	2024
REVENUES:
Time charter revenues	7,742,231	1,355
Voyage charter revenues	552,859	—
Pool revenues	43,242,176	629,727
Total vessel revenues	51,537,266	631,082

EXPENSES:
Voyage expenses (including $662,408 and $8,007 to related party for the nine months ended September 30, 2023 and 2024, respectively)	(1,225,152)	(23,542)
Vessel operating expenses	(10,305,789)	(351,466)
Management fees to related parties	(1,262,223)	(24,936)
Depreciation and amortization	(3,264,170)	(35,305)
Recovery of provision for doubtful accounts	266,732	—
Gain on sale of vessels	74,270,047	19,559,432
Total expenses	58,479,445	19,124,183

Operating income	110,016,711	19,755,265

OTHER INCOME/(EXPENSES):
Interest and finance costs	(797,958)	(81,187)
Interest income	1,604,629	40,134
Foreign exchange (losses)/gains	(11,354)	1,189
Total other income/(expenses), net	795,317	(39,864)

Net income and comprehensive income from discontinued operations, before taxes	$110,812,028	$19,715,401
Income taxes	(285,613)	—
Net income and comprehensive income from discontinued operations, net of taxes	$110,526,415	$19,715,401

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties:

(a)	Castor Ships:

Details of the Company’s transactions and arrangements with Castor Ships are discussed in Note 3(a) to the consolidated financial statements for the year ended December 31, 2023, included in the Company’s 2023 Annual Report.

As of September 30, 2024, in accordance with the provisions of the Master Management Agreement, dated as of March 7, 2023, by and among the Company, its shipowning subsidiaries and Castor Ships, Castor Ships had subcontracted to a third-party ship management company the technical management of all the Company’s vessels, except the M/T Wonder Mimosa, for which Castor Ships has provided the technical management since June 7, 2023. Castor Ships pays, at its own expense, the third-party technical management company a fee for the services it has subcontracted to such company without any additional cost to Toro.

The Ship Management Fee and Flat Management Fee (as defined in the Company’s 2023 Annual Report) are adjusted annually for inflation on each anniversary of the Master Management Agreement’s effective date and, in accordance with the terms of the Master Management Agreement, the Ship Management Fee increased from $1,039 per vessel per day to $1,071 per vessel per day and the Flat Management Fee increased from $0.80 million to $0.82 million effective July 1, 2024.

In exchange for the management services, effective July 1, 2024, the Company pays to Castor Ships (i) a commission on all gross income received from the operation of its vessels for distribution among Castor Ships and any third-party brokers involved in the trading of its vessels, which, including any address commission any charterer of any its vessel is entitled to receive, will not exceed 6.25% on each vessel’s gross income and  (ii) a commission of 1% on each consummated sale and purchase transaction applicable to the total consideration of acquiring or selling: (a) a vessel or (b) the shares of a ship owning entity owning vessels or (c) shares and/or other securities with aggregate purchase or sale value, as the case may be, of an amount equal to or in excess of US$10,000,000 issued by an entity engaged in the maritime industry.

During the nine months ended September 30, 2023, and the nine months ended September 30, 2024, the Company’s subsidiaries were charged the following fees and commissions by Castor Ships (i) management fees amounting to $1,183,878 and $1,438,150, respectively, (ii) charter hire commissions amounting to $850,904 and $ 256,708, respectively, and (iii) sale and purchase commission in the nine months ended September 30, 2023 amounting to $707,150 related to the acquisition of the vessels LPG Dream Terrax, LPG Dream Arrax, LPG Dream Syrax and LPG Dream Vermax, which is included in ‘Vessels, net’ in the accompanying consolidated balance sheet.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties: (continued)

In addition, until March 7, 2023, part of the general and administrative expenses incurred by Castor has been allocated on a pro rata basis within General and administrative expenses of the Company based on the proportion of the number of ownership days of the Toro Subsidiaries’ vessels to the total ownership days of Castor’s fleet. These expenses consisted mainly of administration costs charged by Castor Ships, investor relations, legal, audit and consultancy fees. During the period from January 1 through March 7, 2023 the above mentioned administration fees charged by Castor Ships to Castor that were allocated to the Company amounted to $144,445 and are included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income. For the period of March 7, 2023 through September 30, 2023, the Company recognized as pro rata allocation of days of Flat Management Fee in the amount of $1,757,832, which is included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income. As a result, in the nine months ended September 30, 2023, and in the same period of 2024, the aggregate amounts of  $1,902,277 and $2,423,285, respectively, are included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

The Master Management Agreement also provides for advance funding equal to two months of vessel daily operating costs to be deposited with Castor Ships as a working capital guarantee, refundable in case a vessel is no longer under Castor Ship’s management. As of December 31, 2023 and September 30, 2024, the working capital guarantee advances to Castor Ships amounted to $1,590,501, respectively, which are presented in ‘Due from related parties, non-current’ in the accompanying unaudited condensed consolidated balance sheets. As of December 31, 2023 and September 30, 2024, the amounts of $1,018,883 and $773,088 of ‘Due from related parties, current’, respectively,  represent operating expense payments made on behalf of the Company to the third-party managers and Castor Ships in excess of amounts advanced.

(b)	Former Parent Company:

In connection with the Spin-Off as discussed in Note 1, on March 7, 2023, Toro issued 140,000 1.00% Series A Preferred Shares to Castor having a stated amount of $1,000 per share and a par value of $0.001 per share (Note 9). The amount of accrued dividend on Series A Preferred Shares due to Castor as of December 31, 2023 and September 30, 2024 was $315,000 and $330,555, respectively and is presented net in ‘Due to related parties, current’ in the accompanying unaudited condensed consolidated balance sheet.

In the period ending September 30, 2023, the Company reimbursed Castor $2,694,646 for expenses related to the Spin-Off that were incurred by Castor. As of September 30, 2023 and 2024, there are no outstanding expenses to be reimbursed by the Company.

On August 7, 2023, the Company agreed to purchase 50,000 5.00% Series D Cumulative Perpetual Convertible Preferred Shares of Castor, having a stated value of $1,000 and par value of $0.001 per share (the “Castor Series D Preferred Shares”), for aggregate cash consideration of $50.0 million. The distribution rate on the Castor Series D Preferred Shares is 5.00% per annum, which rate will be multiplied by a factor of 1.3 on the seventh anniversary of the issue date of the Castor Series D Preferred Shares and annually thereafter, subject to a maximum distribution rate of 20% per annum in respect of any quarterly dividend period. Dividends are payable quarterly in arrears on the 15th day of January, April, July and October in each year, subject to Castor’s board of directors’ approval. For the nine months ended September 30, 2024, the Company received a dividend on the Castor Series D Preferred Shares, amounting to $1.9 million.

The Series D Preferred Shares are convertible, in whole or in part, at the Company’s option to common shares of Castor from the first anniversary of their issue date at the lower of (i) $7.00 per common share, and (ii) the 5-day-value-weighted average price immediately preceding the conversion. On March 27, 2024, Castor effected a 1-for-10 reverse stock split of its common stock without any change in the number of authorized common shares. As a result of the reverse stock split, the number of Castor’s outstanding shares as of March 27, 2024, was decreased to 9,662,354 while the par value of its common shares remained unchanged to $0.001 per share. The conversion price of the Castor Series D Preferred Shares is subject to adjustment upon the occurrence of certain events, including the occurrence of splits and combinations (including a reverse stock split) of the common shares and was adjusted to $7.00 per common share on March 27, 2024 from $0.70 per common share following effectiveness of the 1-for-10 reverse stock split. The minimum conversion price of the Series D Preferred Shares is $0.30 per common share.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties: (continued)

This transaction and its terms were approved by the independent members of the board of directors of each of Castor and the Company at the recommendation of their respective special committees composed of independent and disinterested directors, which negotiated the transaction and its terms.

As of September 30, 2024, the aggregate value of the investment in Castor amounted to $50,569,444, including $569,444 of accrued dividends and is presented as ‘Investment in related party’ in the accompanying unaudited condensed consolidated balance sheet. As of September 30, 2024, the Company did not identify any impairment or any observable prices for identical or similar investments of the same issuer.

(d)	Equity incentive plan:

As of September 30, 2024, the Company maintains an Equity Incentive Plan (as defined and discussed in Note 12) under which the Company’s board of directors has made and may make awards of certain securities of the Company or cash to directors, officers and employees of the Company and/or its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates.

The stock based compensation cost for the non-vested shares under the Equity Incentive Plan for the nine months ended September 30, 2023 and 2024, amounted to $40,190 and $4,364,393, respectively, and is included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

5.	Deferred Charges, net:

The movement in deferred charges net, which represents deferred dry-docking costs, in the accompanying unaudited condensed consolidated balance sheets is as follows:

Dry-docking costs
Balance December 31, 2023	$178,700
Additions	1,492,215
Amortization	(367,398)
Balance September 30, 2024	$1,303,517

During the nine months ended September 30, 2024, the M/T Wonder Mimosa initiated and completed its scheduled drydocking repairs.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
6.	Vessels, net:

The amounts in the accompanying unaudited condensed consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 31, 2023	$80,360,967	$(3,335,273)	$77,025,694
Improvements, and other vessel costs	45,792	—	45,792
Depreciation	—	(3,224,387)	(3,224,387)
Balance September 30, 2024	$80,406,759	$(6,559,660)	$73,847,099

The Company reviewed all its vessels for impairment and none were found to have an indication of impairment as the fair value was in excess of carrying value on September 30, 2024.

7.	Investment in equity securities:

The amounts of our investment in equity securities in the accompanying unaudited condensed consolidated balance sheets are presented in the table below:

	December 31, 2023	September 30, 2024
Investment in equity securities with readily determinable fair values (a)	$—	$282,767
Investment in equity securities without readily determinable fair values (b)	$—	$2,537,179

(a)	Investment in equity securities with readily determinable fair values

A summary of the movement in equity securities with readily determinable fair values for the nine-month period ended September 30, 2024 is presented in the table below:

Equity securities with readily determinable fair values
Balance December 31, 2023	$—
Equity securities acquired	535,914
Proceeds from sale of equity securities	(249,338)
Realized loss from sale of equity securities	(2,369)
Unrealized loss on equity securities revalued at fair value at end of the period	(8,902)
Unrealized foreign exchange gain	7,462
Balance September 30, 2024	$282,767

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
7.	Investment in equity securities: (continued)

In the nine months ended September 30, 2024, the Company received dividends of $4,136 from its investments in equity securities with readily determinable fair values. The investment in equity securities with readily determinable fair values with amount of $282,767 is presented in ‘Investment in equity securities, current’ in the accompanying unaudited condensed consolidated balance sheet.

(b)	Investment in equity securities without readily determinable fair values

A summary of the movement in equity securities without readily determinable fair values for the nine- month period ended September 30, 2024 is presented in the table below:

Equity securities without readily determinable fair values
Balance December 31, 2023	$—
Equity securities acquired	2,537,179
Balance September 30, 2024	$2,537,179

In the nine months ended September 30, 2024, the Company received no dividends from its investments in equity securities without readily determinable fair values. The investment in equity securities without readily determinable fair values amounting to $2,537,179 is presented in ‘Investment in equity securities, non-current’ in the accompanying unaudited condensed consolidated balance sheet.

As of September 30, 2024, the Company did not identify any impairment or any observable prices for identical or similar investments of the same issuer.

8.	Equity Capital Structure:

Under Toro’s initial Articles of Incorporation dated July 29, 2022, Toro’s authorized capital stock consisted of 1,000 shares par value $0.001 per share. On March 2, 2023, the Company’s articles of incorporation were amended and restated and Toro’s authorized capital stock was increased to 3,900,000,000 common shares, par value $0.001 per share and 100,000,000 preferred shares, par value $0.001 per share. For a further description of the terms and rights of the Company’s capital stock and details of its equity transactions prior to January 1, 2024, please refer to Note 7 to the consolidated financial statements for the year ended December 31, 2023, included in the Company’s 2023 Annual Report. That description is supplemented by the below new activities during the nine-month period ended September 30, 2024.

As of September 30, 2024, Toro had 19,093,853 common shares issued and outstanding including 2,000,000 restricted common shares issued pursuant to the Equity Incentive Plan (as defined and discussed in Note 12).

Share Repurchase Program

On November 6, 2023, the Board of Directors of the Company approved a share repurchase program, authorizing the repurchase of up to $5.0 million of the Company’s common shares commencing November 10, 2023, through to March 31, 2024. During the year ended December 31, 2023, the Company repurchased under its share repurchase program 222,600 shares of common stock in open market transactions at an average price of $4.69 per share, for an aggregate consideration of $1.0 million. On December 27, 2023, 179,251 of these repurchased common shares were cancelled and removed from the Company’s share capital and on January 3, 2024, the remaining 43,349 repurchased common shares were cancelled and removed from the Company’s share capital.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
8.	Equity Capital Structure: (continued)

The share repurchase program was terminated on March 31, 2024 in accordance with its terms. During the three months ended March 31, 2024, the Company repurchased under its share repurchase program an additional 644,556 shares of common stock in open market transactions at an average price of $5.77 per share, for an aggregate consideration of $3.7 million, which were cancelled and removed from the Company’s share capital. This brought the total number of shares repurchased under the program to 867,156 common shares at an average price of $5.50 per share.

9.	Mezzanine equity:

Series A Preferred Shares

The Company issued as part of the Spin-Off to Castor 140,000 Series A Preferred Shares with par value of $0.001 and a stated value of $1,000 each. Details of the Company’s Series A Preferred Shares are discussed in Note 8 to the Company’s consolidated financial statements for the year ended December 31, 2023, included in the 2023 Annual Report.

The Company uses an effective interest rate of 3.71% over the expected life of the preferred stock (being nine years) which is the expected earliest redemption date. This is consistent with the interest method, taking into account the discount between the issuance price and liquidation preference and the stated dividends, including “step-up” amounts. The amounts accreted during the period March 7, 2023 through September 30, 2023 and in the nine months ended September 30, 2024, were $1,676,671 and $2,283,440, respectively, and are presented as ‘Deemed dividend on Series A Preferred Shares’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

As of September 30, 2024, the net value of Mezzanine Equity amounted to $121,884,850, including the amount of $2,283,440 of deemed dividend on the Series A Preferred Shares in the nine months ended September 30, 2024, and is presented as ‘Mezzanine Equity’ in the accompanying unaudited condensed consolidated balance sheet. During the nine months ended September 30, 2024, the Company paid to Castor a dividend amounting to $1,050,000 on the Series A Preferred Shares for the period from October 15, 2023 to July 14, 2024. The accrued amount for the period from July 15, 2024 to September 30, 2024 (included in the dividend period ended October 14, 2024) amounted to $330,555 (Notes 4(b) and 17(a)).

10.	Financial Instruments and Fair Value Disclosures:

As of September 30, 2024, the principal financial assets of the Company consist of cash at banks, trade accounts receivable, investment in equity securities, an investment in a related party, Castor, and amounts due from related parties. As of September 30, 2024, the principal financial liabilities of the Company consist of trade accounts payable and amounts due to related parties.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•             Cash and cash equivalents, accounts receivable trade, net, amounts due from/to related party/(ies) and accounts payable: The carrying values reported in the unaudited condensed consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term maturity nature. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short term maturities.

•             Investment in related party: Investment in related party is initially measured at the transaction price and subsequently assessed for the existence of any observable market for the Castor Series D Preferred Shares and any observable price changes for identical or similar investments and the existence of any indications for impairment. As per the Company’s assessment no such case was identified as at September 30, 2024.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
10.	Financial Instruments and Fair Value Disclosures: (continued)

 •            Investment in equity securities: The carrying value reported in the accompanying unaudited condensed consolidated balance sheet for investment in equity securities with readily determinable fair values represents its fair value and is considered a Level 1 item of the fair value hierarchy as it is determined though quoted prices in an active market. Investment in equity securities without a readily determinable fair value is initially measured at the transaction price and subsequently assessed for the existence of any observable market and any observable price changes for identical or similar investments and the existence of any indications for impairment. As per the Company’s assessment, no such case was identified as at September 30, 2024.

•            Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, due from related parties and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition.

11.	Commitments and Contingencies:

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, pool operators, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. As of the date of these unaudited interim condensed consolidated financial statements, management was not aware of any such claims or contingent liabilities that should be disclosed or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. The Company is covered for liabilities associated with the vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

(a) Commitments under long-term lease contracts

The following table sets forth the future minimum contracted lease payments to the Company (gross of charterers’ commissions), based on the Company’s vessels’ commitments to non-cancelable time charter contracts as of September 30, 2024. Non-cancelable time charter contracts include fixed-rate time charters.

Twelve-month period ending September 30,	Amount
2025	$10,041,613
Total	$10,041,613

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
12.	Equity Incentive Plan:

As of September 30, 2024, the Company maintains an Equity Incentive Plan (the “Equity Incentive Plan”) under which the Company’s board of directors has made and may make awards of certain securities of the Company or cash to directors, officers and employees (including any prospective director, officer or employee) of the Company and/or its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates. Details of the Equity Incentive Plan are discussed in Note 11 to the Company’s consolidated financial statements for the year ended December 31, 2023, included in the 2023 Annual Report.

On May 31, 2024, a total of 760,000 restricted common shares were granted under the Equity Incentive Plan to one of our directors. The fair value of each restricted share was $4.52, based on the latest closing price of the Company’s common shares on the grant date.

The stock based compensation cost for the non-vested shares under the Equity Incentive Plan for the nine months ended September 30, 2023 and 2024 amounted to $40,190 and $4,364,393 and is included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

A summary of the status of the Company’s non-vested restricted shares as of September 30, 2024, and the movement during the nine-month period ended September 30, 2024, is presented below:

	Number of restricted shares	Weighted average grant date fair value per non-vested share
Non-vested, December 31, 2023	1,240,000	5.83
Granted	760,000	4.52
Vested	(560,000)	5.83
Non-vested, September 30, 2024	1,440,000	5.14

For the nine months ended September 30, 2024, 560,000 restricted common shares were vested. The remaining unrecognized compensation cost relating to the shares granted amounting to $5,027,310 as of September 30, 2024, is expected to be recognized over the remaining period of three years, according to the contractual terms of those non-vested share awards.

13.	Earnings Per Common Share:

The computation of (loss)/earnings per share is based on the weighted average number of common shares outstanding during that period and gives retroactive effect to the shares issued in connection with the Spin-Off.

The Company calculates (loss)/earnings per common share by dividing net (loss)/income available to common shareholders by the weighted average number of common shares outstanding during the relevant period.

The Company calculates basic (loss)/earnings per share in conformity with the two-class method required for companies with participating securities. The calculation of basic (loss)/earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed.

Diluted (loss)/earnings per common share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net income. For the purpose of calculating diluted (loss)/earnings per common share, the weighted average number of diluted shares outstanding includes (i) the conversion of outstanding Series A Preferred Shares (Note 9) calculated with the “if converted” method by using the average closing market price over the reporting periods and (ii) the incremental shares assumed to be issued, determined under the two-class method weighted for the periods the non-vested shares were outstanding, if the two-class method was more dilutive than the treasury stock method. If there is a loss from continuing operations, diluted EPS would be computed in the same manner as basic EPS is computed, even if the entity has net income after adjusting for a discontinued operation. Thus, the inclusion of the potential common shares from the conversion of outstanding Series A Preferred Shares and the incremental shares assumed to be issued, determined under the two-class or treasury stock method weighted for the periods the non-vested shares were outstanding, in diluted EPS from continuing operations would have anti-dilutive effect, therefore basic EPS and diluted EPS are the same for continuing operations, discontinued operations and net income. The components of the calculation of basic and diluted (loss)/earnings per common share in each of the periods comprising the accompanying unaudited interim condensed consolidated statements of comprehensive income are as follows:

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
13.	Earnings Per Common Share: (continued)

	Nine months ended September 30,	Nine months ended September 30,
	2023	2024
Net income and comprehensive income from continuing operations, net of taxes	$1,883,930	$4,514,076
Net income and comprehensive income from discontinued operations, net of taxes	110,526,415	19,715,401
Net income and comprehensive income	$112,410,345	$24,229,477
Dividend on Series A Preferred Shares	(808,889)	(1,065,556)
Deemed dividend on Series A Preferred Shares	(1,676,671)	(2,283,440)
Undistributed earnings to non-vested participating securities	(121,194)	(1,741,048)
Net income attributable to common shareholders, basic and diluted	$109,803,591	$19,139,433
Weighted average number of common shares outstanding, basic and diluted	16,203,797	17,314,461
Loss per common share, basic and diluted, continuing operations	$(0.04)	$(0.03)
Earnings per common share, basic and diluted, discontinued operations	$6.82	$1.14
Earnings per common share, basic and diluted, total	$6.78	$1.11

14.	Vessel Revenues:

The following table includes the voyage revenues earned by the Company by type of contract (time charters, voyage charters and pool agreements) in each of the nine-month periods ended September 30, 2023, and September 30, 2024, as presented in the accompanying unaudited interim condensed consolidated statements of comprehensive income:

	Nine months ended September 30,	Nine months ended September 30,
	2023	2024
Time charter revenues	605,850	10,394,268
Voyage charter revenues	2,541,506	1,310,312
Pool revenues	11,860,168	5,460,901
Total Vessel Revenues	$15,007,524	$17,165,481

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
14.	Vessel Revenues: (continued)

The Company generates its revenues from time charters, voyage contracts and pool arrangements.

The Company typically enters into time charters ranging from one month to twelve months, and, in isolated cases, for longer terms, depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject to the owner’s protective restrictions set forth in the agreed charterparty’s terms. Time charter agreements may have extension options that range over certain time periods, which are usually periods of months. The time charter party generally provides, among others, typical warranties regarding the speed and the performance of the vessel as well as owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws and war risks, and carry only lawful and non-hazardous cargo.

Vessels are also chartered under voyage charters, where a contract is made for the use of a vessel under which the Company is paid freight on the basis of transporting cargo from a loading port to a discharge port. Depending on charterparty terms, freight can be fully prepaid, or be paid upon reaching the discharging destination upon delivery of the cargo, at the discharging destination but before discharging, or during a ship’s voyage.

The Company employs its Handysize vessel in a pool. The main objective of pools is to enter into arrangements for the employment and operation of the pool vessels, so as to secure for the pool participants the highest commercially available earnings per vessel on the basis of pooling the revenue and expenses of the pool vessels and dividing it between the pool participants based on the terms of the pool agreement. The Company typically enters into pool arrangements for a minimum period of six months, subject to certain rights of suspension and/or early termination.

As of December 31, 2023, and September 30, 2024, ‘Trade accounts receivable, net’, related to voyage charters, amounted to $205,184 and $0, respectively. This decrease by $205,184 in ‘Trade accounts receivable, net’ was mainly attributable to the timing of collections.

As of December 31, 2023, and September 30, 2024, there were no deferred assets and no deferred liabilities related to voyage charters, respectively.

15.	Vessel Operating and Voyage Expenses:

The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows:

	Nine months ended September 30,	Nine months ended September 30,
Voyage expenses	2023	2024
Brokerage commissions	66,423	234,184
Brokerage commissions - related party	188,496	256,708
Port & other expenses	335,981	217,191
Bunkers consumption	1,273,808	589,412
Loss on bunkers	4,914	1,512
Total Voyage expenses	$1,869,622	$1,299,007

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
	Nine months ended September 30,	Nine months ended September 30,
Vessel Operating Expenses	2023	2024
Crew & crew related costs	3,413,528	4,584,409
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	1,291,992	1,093,490
Lubricants	226,021	176,307
Insurance	259,335	308,252
Tonnage taxes	43,052	49,703
Other	1,009,796	627,596
Total Vessel operating expenses	$6,243,724	$6,839,757

16.	Segment Information:

In the second quarter of 2023, the Company established its LPG carrier operations through the acquisition of two LPG carrier vessels. With effect from the second quarter of 2024, the Company operated in two reportable segments: (i) the Handysize tanker segment and (ii) the LPG carrier segment, each on a continued operations basis. The reportable segments reflect the internal organization of the Company and the way the chief operating decision maker reviews the operating results and allocates capital within the Company. Further, the transport of refined petroleum products (carried by Handysize tanker vessels) and liquefied petroleum gas (carried by LPG carriers) has different characteristics. In addition, the nature of trade, trading routes, charterers and cargo handling of liquefied petroleum gas and refined petroleum products differs.

The table below presents information about the Company’s reportable segments comprising its continuing operations for the nine months ended September 30, 2023 and 2024. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s unaudited interim condensed consolidated financial statements. Segment results are evaluated based on income from operations.

	Nine months ended September 30, 2023			Nine months ended September 30, 2024
	Handysize tanker segment	LPG carrier segment	Total	Handysize tanker segment	LPG carrier segment	Total
Time charter revenues	$—	$605,850	$605,850	$—	$10,394,268	$10,394,268
Voyage charter revenues	—	2,541,506	2,541,506	—	1,310,312	1,310,312
Pool revenues	11,860,168	—	11,860,168	5,460,901	—	5,460,901
Total vessel revenues	$11,860,168	$3,147,356	$15,007,524	$5,460,901	$11,704,580	$17,165,481
Voyage expenses (including charges from related parties)	(151,741)	(1,717,881)	(1,869,622)	(215,505)	(1,083,502)	(1,299,007)
Vessel operating expenses	(4,124,057)	(2,119,667)	(6,243,724)	(1,728,403)	(5,111,354)	(6,839,757)
Management fees to related parties	(544,126)	(639,752)	(1,183,878)	(287,630)	(1,150,520)	(1,438,150)
Provision for doubtful accounts	—	—	—	—	(25,369)	(25,369)
Depreciation and amortization	(1,259,518)	(935,718)	(2,195,236)	(797,665)	(2,794,120)	(3,591,785)
Segments operating income/(loss)	$5,780,726	$(2,265,662)	$3,515,064	$2,431,698	$1,539,715	$3,971,413
Interest and finance costs			(23,349)			(207,501)
Interest income			1,132,423			6,636,947
Dividend income from related party			381,944			1,902,778
Foreign exchange (losses)/gains			(12,531)			12,661
Dividend income on equity securities			—			4,136
Loss on equity securities			—			(11,271)
Less: Unallocated corporate general and administrative expenses (including related parties)			(3,070,945)			(7,795,087)
Net income and comprehensive income from continuing operations, before taxes			$1,922,606			$4,514,076
Net income and comprehensive income from discontinued operations, before taxes			$110,812,028			$19,715,401
Net income and comprehensive income, before taxes			$112,734,634			$24,229,477

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
A reconciliation of total segment assets to total assets presented in the accompanying unaudited condensed consolidated balance sheets of December 31, 2023, and September 30, 2024, is as follows:

	As of December 31, 2023	As of September 30, 2024
Handysize tanker segment	10,445,507	10,235,274
LPG carrier segment	71,651,775	68,620,033
Cash and cash equivalents(1)	151,757,138	192,115,683
Prepaid expenses and other assets(1)	51,447,318	53,521,675
Total assets from continuing operations	$285,301,738	$324,492,665
Total assets from discontinued operations	$22,802,392	$952,316
Total consolidated assets	$308,104,130	$325,444,981

(1) Refers to assets of other, non-vessel owning, entities included in the unaudited interim condensed consolidated financial statements.

17.	Subsequent Events:

(a)
Dividend on Series A Preferred Shares: On October 15, 2024, the Company paid to Castor a dividend on the Series A Preferred Shares, which was declared on September 27, 2024, amounting to $350,000 for the dividend period from July 15, 2024 to October 14, 2024.